1314 Main Street, Suite 102 Louisville, CO 80027 Phone: 617-243-0060 Fax: 617-243-0066

December 21, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, DC 20549

Attn:
Carlos Pacho, Senior Assistant Chief Accountant
Ivette Leon, Assistant Chief Accountant

Re:
Command Center, Inc.
Form 10-K for Fiscal Year Ended December 30, 2016
Filed April 11, 2017
File No. 000-53088

Dear Mr. Pacho and Ms. Leon:

I am securities counsel for Command Center, Inc. (the “Company”). Set forth below is the Company’s response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated November 29, 2017.

Item 9 Controls and procedures, page 33

b) Management’s Report on Internal Control Over Financial Reporting

Comment: Please revise to provide all the disclosures required by Item 308(a) of Regulation S-K.

Response: The Company revised its disclosure by filing an amendment to its annual report on Form 10-K and adding a sentence to its, Section b) Management’s Report on Internal Control Over Financial Reporting stating:

“Based on our evaluation, our CEO and CFO concluded that our internal control over financial reporting was effective as of December 30, 2016.”

If you have further questions or comments, please feel free to contact me. I am happy to cooperate in any way I can.

Regards,

/s/ Amy Trombly

Amy M. Trombly, Esq.

314 Main Street, Suite 102 Louisville, CO 80027 ● Phone: 617-243-0060 ● Fax: 617-243-0066